Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-98435-99, 333-120312, and 333-119309) on Form S-8 of NewMarket Corporation of our report dated May 22, 2014, with respect to the statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2013, which appear in the December 31, 2013 annual report on Form 11-K of the Savings Plan for the Employees of NewMarket Corporation and Affiliates.

/s/ Keiter

May 22, 2014
Glen Allen, Virginia